PACIFIC STRATUS VENTURES LTD.

707 – 1030 West Georgia Street
Vancouver, B.C. V6E 2Y3
Tel: (604) 689-2646 Fax: (604) 689-1289


02002557

November 23, 2001

CDNX Trading symbol: PVL

FOR IMMEDIATE RELEASE

Vancouver, B.C. Pacific Stratus Ventures Inc.(the "Company") wishes to announce that it has agreed to a debt settlement with certain of its creditors. The Company has agreed to issue 9,570,000 common shares at a deemed price of $0.10 per share for the full settlement of debt totaling $957,000. As part of the condition to the debt settlement, one of the creditors has made it a condition that two directors of the Company enter into a Put/Call option agreement whereby those directors could be required to purchase up to 3,000,000 of the debt settlement shares at a price of $0.15 per share. In addition, as a result of not proceeding with the proposed acquisition of all the issued and outstanding shares of Control Zone Interactive Inc.("Control Zone"), the Company has assigned its rights under the General Security Agreement covering all of the assets of Control Zone to 461886 B.C. Ltd. for total consideration of $170,000 plus a net royalty stream, to still be negotiated.

The Company has also agreed to a private placement of up to 1,000,000 Units at a price of $0.10 per Unit. Each Unit will consist of one share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional share at a price of $0.10 per share for a period of two years.

The above transactions are subject to regulatory and shareholder approval.

ON BEHALF OF THE BOARD OF
PACIFIC STRATUS VENTURES LTD.

Harry Chew
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the accuracy of the contents contained herein.

FILE NO. 82-5158

FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
Pacific Stratus Ventures Ltd.	September 30, 2001	November 20, 2001

ISSUER ADDRESS
707 – 1030 West Georgia Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6E 2Y3	(604) 689-1289	(604) 689-2646

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE NO.
Harry Chew	President	(604) 689-2646

CONTACT EMAIL ADDRESS	WEBSITE ADDRESS
pparagon@axionet.com	Not Applicable

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests it.

	Harry Chew	November 20, 2001
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
	Sonny Chew	November 20, 2001
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED

Financial Statements of

PACIFIC STRATUS VENTURES LTD.

(Unaudited – Prepared by Management)

Quarter ended September 30, 2001

Schedule "A"

PACIFIC STRATUS VENTURES LTD.

Balance Sheets
(Unaudited – prepared by management)
September 30, 2001

	September 30, 2001	December 31, 2000
Assets		
Current assets:		
Cash	$ -	$ 139,383
Due from companies under common control, unsecured, non-interest bearing, due on demand	-	3,200
Investment	-	56,900
Note receivable (note 1)	759,554	513,900
Deferred financing fees (note 2)	29,084	-
Capital assets, net of accumulated depreciation of $5,828 (2000 - $4,176)	6,369	8,021
	$ 795,007	$ 721,404
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 2,762	$ -
Accounts payable and accrued liabilities	106,854	83,605
Due to companies under common control (note 3)	234,422	323,315
Notes payable (note 4)	762,220	306,142
Loans payable (note 5)	80,028	37,000
	1,186,286	750,062
Financing charges to be settled in shares	-	61,200
Shareholders' equity:		
Capital stock	4,627,002	4,538,686
Contributed surplus (note 6)	942,331	942,331
Deficit	(5,960,612)	(5,570,875)
	(391,279)	(89,858)
	$ 795,007	$ 721,404

On behalf of the Board:

_______________ Director

_______________ Director

Unaudited - Prepared by Management

PACIFIC STRATUS VENTURES LTD.

Statements of Operations and Deficit
(Unaudited – prepared by management)
Nine months ended September 30, 2001

	Three Months ended September 30,		Nine Months ended September 30,	
	2001	2000	2001	2000
Expenses:				
Advertising	$ 235	$ 3,540	$ 11,814	$ 7,395
Consulting	-	24,400	24,750	32,037
Depreciation	509	406	1,652	1,915
Foreign exchange loss	-	-	695	-
Interest and financing charges	47,749	6	158,105	140
Legal, audit and accounting	30,517	19,528	67,330	35,084
Management fees	8,025	8,025	24,075	24,075
Office and general	2,557	125	8,575	1,960
Rent	11,235	6,420	33,705	19,260
Sponsorship fees	-	-	26,246	-
Transfer agent and regulatory fees	972	969	11,908	6,013
Travel and accommodation	1,044	2,033	20,882	5,123
Write-off of investment	-	-	-	15,000
	102,843	65,452	389,737	148,002
Net loss for the period	$(102,843)	$ (65,452)	$(389,737)	$(148,002)

Unaudited - Prepared by Management

PACIFIC STRATUS VENTURES LTD.

Statements of Deficit
September 30, 2001
(Unaudited – prepared by management)

	Nine months ended September 30, 2001	Year ended December 31, 2000
Deficit, beginning of period	$ 5,570,875	$ 5,201,939
Net Loss for the period	389,737	368,936
Deficit, end of period	$ 5,960,612	$ 5,570,875

Unaudited - Prepared by Management

PACIFIC STRATUS VENTURES LTD.

Statements of Cash Flows
(Unaudited – prepared by management)
Nine months ended September 30, 2001

	Three Months ended September 30,		Nine Months ended September 30,	
	2001	2000	2001	2000
Cash provided by (used in):				
Cash flows from operating activities:				
Loss for the period	$ (102,843)	$ (65,452)	$ (389,737)	$ (148,002)
Depreciation, an item not involving cash	509	406	1,652	1,915
Financing charges to be settled in shares	-	-	(61,200)	-
Changes in non-cash operation accounts	27,701	56,526	23,249	(28,808)
Write-off of investment	-	-	-	15,000
	(74,633)	(8,520)	(426,036)	(159,895)
Cash flows from investing activities:				
Advances to companies under common control	-	-	3,200	-
Notes receivable	(1,820)	(238,107)	(245,654)	(238,107)
Payment on investment	56,900	82,307	56,900	-
Acquisition of capital asset	-	-	-	(3,965)
	55,080	(155,800)	(185,554)	(242,072)
Cash flows from financing activities:				
Advances from companies under common control	(60,966)	171,895	(88,893)	171,895
Deferred financing charges	20,992	-	(29,084)	-
Notes payable	20,891	-	456,078	-
Loans payable	37,028	-	43,028	-
Shares subscribed for cash	-	-	-	-
Shares issued in settlement of financing charges	-	-	88,316	-
	17,945	171,895	469,445	171,895
Increase (decrease) in cash	(1,608)	7,575	(142,145)	(230,072)
Cash (bank indebtedness), beginning of period	(1,154)	(2,142)	139,383	235,505
Cash (bank indebtedness), end of period	(2,762)	5,433	(2,762)	5,433

PACIFIC STRATUS VENTURES LTD.

1. **NOTE RECEIVABLE:**

As at September 30, 2001, related to a proposed transaction to acquire from the shareholders of Control Zone Interactive Inc., a privately-held company, ("Control Zone") all of the issued and outstanding shares of Control Zone in exchange for not less than 11,500,000 common shares of the Company, the Company had provided interim financing and advances of $759,554 to Control Zone to fund the development of a new manufacturing facility, the expansion of sales and marketing initiatives and general working capital. The note is non-interest bearing, has no terms of repayment and is secured by a general security agreement granting the Company a first charge over all the assets of Control Zone (see note 7).

2. **DEFERRED FINANCING FEES:**

These are costs associated with Notes payable to two different third parties (see note 4), which the Company has decided to amortize over the term of the respective notes.

3. **DUE TO COMPANIES UNDER COMMON CONTROL:**

	2001	2000
TWE Enterprises Ltd. ("TWE")		
Promissory Note	$154,351	$ 150,000
Other advances	-	32,631
Pacific Paragon Investment Fund Ltd.		
("Pacific Paragon") promissory note	32,846	112,659
Rent	18,725	-
Other	28,500	28,025
	234,422	323,315
Current portion	234,422	173,315
Long-term portion of due to companies under common control	$ -	$ 150,000

3. DUE TO COMPANIES UNDER COMMON CONTROL (CONTINUED):

Pursuant to an extension granted January 31, 2001, $100,000 of the TWE loan previously due on demand is now due on February 15, 2002 and bears interest at 15%. The remaining balance of the TWE loan is due on demand and bears interest at prime plus 3%.

The Pacific Paragon loan is due on demand and bears interest at prime plus 3%.

The Company has also committed to issue 50,000 Special Warrants to TWE and 50,000 Special Warrants to Pacific Paragon. Each Special Warrant is convertible into one common share of the Company and one-half Share Purchase Warrant. Each full Share Purchase Warrant entitles the holder to acquire one common share of the Company at a price of $0.45 per share during the first year and $0.65 per share during the second year. For each 15-day period or part thereof that the loans are outstanding beyond November 14, 2000, the Company is committed to issuing an additional 10,000 Special Warrants to TWE and 1,000 Special Warrants to Pacific Paragon. Furthermore, for each 15-day period or part thereof that the Pacific Paragon loan is outstanding beyond December 31, 2000, the Company is committed to issuing an additional 9,000 Special Warrants to Pacific Paragon. The maximum number of Special Warrants to be issued to each of Pacific Paragon and TWE in connection with the loans is 85,000. During the quarter ended June 30, 2001 the Company issued 85,000 common shares each to TWE and to Pacific Paragon to settle this commitment.

4. NOTES PAYABLE:

(a) On December 19, 2000, the Company received US $200,000 (CDN $304,640) from a third party in exchange for an unsecured promissory note. The note originally was to mature on June 19, 2001, but on January 31, 2001 was extended such that it is now due on December 31, 2001, and bears interest at a rate of 15% per annum. In addition, the Company issued as a bonus 120,000 common shares to the note holder. A finder's fee of 8% of the gross proceeds of the note (US $16,000) was paid in cash in connection with this note. As at September 30, 2001 the Company has accrued a total of $35,980 in interest expense relating to this note.

(b) On February 23, 2001, the Company received $400,000 from a third party in exchange for a promissory note. The note is due on November 22, 2001 and bears interest at 9% per annum. The note is personally guaranteed by two directors of the Company, and secured by a first charge against assets and undertaking of the Company, and an assignment of the note due to the Company from Control Zone (see note 2). In connection with this note, the Company paid a loan fee of $13,000 and is committed to issue as additional compensation to the lender 33,250 common shares of the Company per month to a maximum of 299,250 common shares. The share compensation for the first four months of the loan, representing 133,000 common shares, was advanced by two directors of the Company. As at September 30, 2001 a total of 232,750 common shares have been issued as additional compensation in connection with this note. In payment for the directors' guarantees and in repayment of the advance of 133,000 common shares, the Company is obligated to issue 100,000 common shares of the Company to each of the two directors (issued on August 7, 2001). In addition, a finder's fee of $24,000 in cash was paid by the Company. As at September 30, 2001 the Company has accrued a total of $21,600 in interest expense relating to this note.

PACIFIC STRATUS VENTURES LTD.

5. LOANS PAYABLE:

These amounts are unsecured, non-interest bearing and with no specific terms of repayment.

6. CONTRIBUTED SURPLUS:

The contributed surplus resulted from a cancellation of escrow share during 1998.

7. SUBSEQUENT EVENT:

Control Zone shareholders' proposed reverse take-over of the Company:

The Company entered into a letter of intent with Control Zone whereby the Company would acquire all the issued and outstanding common shares of Control Zone in exchange for not less than 11,500,000 common shares of the Company. On completion of the transaction, the former shareholders of Control Zone would have owned a majority of the Company's issued and outstanding shares. Accordingly, the transaction was to be accounted for as an acquisition of the Company by Control Zone.

On May 1, 2001, the Company announced that the letter of intent was terminated and, accordingly, the Company will not be proceeding with the acquisition.

The Company has advanced $759,554 to Control Zone as at September 30, 2001, secured by way of a general security agreement covering all the assets of Control Zone. The Company has tried to negotiate terms for a new agreement but has been unable to do so. The Company has issued to Control Zone a notice of intention to enforce the security. Accordingly, the ability of the Company to realize on the value of its notes receivable is dependent upon the ability to enforce its security and either realize asset values that allow the Company to recover its investment or implement a business plan that generates cash flows sufficient to repay the Company's notes receivable.

PACIFIC STRATUS VENTURES LTD.

Schedule "B", page 1
(Unaudited – prepared by management)
Nine months ended September 30, 2001

1.

(a) Schedule of Deferred Exploration Expenditures:

Nil

(b) *General and administrative expenses for the current fiscal year-to-date:*

Per attached statements

(c) Related Party Transactions current fiscal year-to-date:

Expenses include the following payments (inclusive of GST) to companies affiliated with certain directors and officers:

	2001	2000
Rent, office, accounting and administration expenses	$ 39,857	$ 35,577
Management services	24,075	24,075
	$ 63,932	$ 59,652

2.

(a) Securities issued during quarter ended September 30, 2001:

Date	Type	Number	Price	Amount	Consideration
July 22, 2001	Common	33,250	$0.10	$3,325	Loan Bonus
August 7, 2001	Common	200,000	$0.10	$20,00	Loan Guarantee
August 22, 2001	Common	33,250	$0.10	$3,325	Loan Bonus
September 22, 2001	Common	33,250	$0.05	$1,662	Loan Bonus

(b) Options granted during quarter ended September 30, 2001:

Date	Optionee	Number	Exercise Price	Expiry Date

Nil

3.

(a) Authorized and issued share capital as at September 30, 2001:

100,000,000 *common shares, no par value*

A total of common shares have been issued for a total of **$4,627,002.**

PACIFIC STRATUS VENTURES LTD.

3.

(b) Options, warrants and convertible securities outstanding as at September 30, 2001:

(i) Share purchase warrants:

Number of Warrants	Exercise Price	Expiry Date

Nil

(ii) Incentive Stock options:

Number of Options	Exercise Price	Expiry Date

Nil

(iii) Convertible Securities:

$ Amount of Convertible Securities	Conversion Price	Number of Shares If Converted	Number of Wts. If Converted	Expiry Date

Nil

(c) Shares in escrow or subject to pooling as at September 30, 2001:

As at September 30, 2001 the Company had no shares in escrow or subject to pooling.

(d) List of directors and officers as at September 30, 2001:

Harry Chew	Director & President
David J.L. Williams	Director
Sonny Chew	Director
Dave McCue	Secretary

PACIFIC STRATUS VENTURES LTD.

Schedule "C"
(Unaudited – prepared by management)
Nine months ended September 30, 2001

As at September 30, 2001 Pacific Stratus Ventures Ltd. (the "Company") has provided interim financing of $759,554 to Control Zone Interactive Inc. ("Control Zone") to fund the development of a new manufacturing facility, the expansion of sales and marketing initiatives and general working capital. The note is non-interest bearing and is secured by a general security agreement ("GSA") granting the Company a first charge over all the assets of Control Zone.

On May 1, 2001, the Company announced that the letter of intent was terminated and, accordingly, the Company will not be proceeding with the acquisition of Control Zone.

The Company has tried to negotiate terms for a new agreement but has been unable to do so. The Company has issued to Control Zone a notice of intention to enforce the security. Accordingly, the ability of the Company to realize on the value of its notes receivable is dependent upon the ability to enforce its security and either realize asset values that allow the Company to recover its investment or implement a business plan that generates cash flows sufficient to repay the Company's notes receivable.

The Company has retained legal counsel to enforce all its rights and remedies under the GSA to recover its advances to Control Zone.

During the quarter the Company paid or accrued $8,025 for management fees to company controlled by a director of the Company. The Company also paid or accrued $11,235 for the quarter for office and administration expenses to a non-arm's length company.

Pursuant to a promissory note agreement with an arm's length third party, the Company issued 100,000 common shares each to two directors of the Company during the quarter. These shares were issued to the two directors for personally guaranteeing the promissory note and for advancing 133,000 common shares as additional compensation to the note holder. In addition, the Company issued 99,750 common shares as a loan bonus in connection with the aforementioned promissory note agreement.

Pursuant to an assignment agreement dated July 31, 2001 the Company assigned its second collateral mortgage against land held by Wells Hotel Ltd. to Pacific Paragon Investment Fund Ltd. ("Pacific Paragon"). As at September 30, 2001 the principal loan receivable amount due from Jack O' Clubs Gaming Hall Ltd. was $56,900. This amount was offset against the loan payable amount due to Pacific Paragon in exchange for the assignment of the second collateral mortgage.

The Company is responsible for its own investor relation's activities and has not retained a third party to handle this activity.